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                                                           EXHIBIT 26(h)(1)(ii)

                 RULE 22C-2 SHAREHOLDER INFORMATION AGREEMENT

This Shareholder Information Agreement (hereinafter "Agreement") is entered into as of May 1, 2012 by and between Securian Funds Trust (hereinafter the "Trust") and Minnesota Life Insurance Company (hereinafter the "Intermediary" or "Minnesota Life").

WHEREAS, Rule 22c-2 under the Investment Company Act of 1940, as amended (the "1940 Act") requires mutual funds to enter into "shareholder information agreements" with "financial intermediaries" that hold fund shares on behalf of other investors in omnibus accounts and submit orders to purchase or redeem fund shares on behalf of such investors directly to the fund ("Rule 22c-2"); and

WHEREAS, Minnesota Life has established one or more separate accounts ("Account" or "Accounts"), which may also be composed of several Sub-Accounts, through which Minnesota Life offers certain group and individual variable life or annuity contracts ("Contract" or "Contracts") that make available as investment options one or more of such Sub-Accounts which, in turn, invest in shares of one or more of the Trust's Funds ("Funds"); and

WHEREAS, in accordance with the terms of a Contract, the owner of the Contract may allocate and reallocate Contract values among Sub-Accounts and Funds from time to time; and

WHEREAS, Minnesota Life has been identified by the Trust as a "financial intermediary" as defined in Rule 22c-2.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth below, Intermediary and the Trust agree as follows:

                               SECTION 1 - TERMS

As used in this Agreement, the following terms shall have the following meanings, unless a different meaning is clearly required by the context:

1.1. The term "Intermediary" shall include an Account.

1.2. The term "Trust" shall also include either (i) an investment adviser to or administrator for the Trust; or (ii) the principal underwriter or distributor for the Trust. The term does not include any "excepted funds" as defined in Rule 22c-2(b)./1/

1.3. The term "Shares" means the interests of Shareholders corresponding to the redeemable securities of record issued by the Trust under the 1940 Act that are held by the Intermediary.

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/1/  As defined in Rule 22c-2(b), term "excepted fund" means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

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1.4. The term "Shareholder" means the holder of interests in a Contract issued by the Intermediary, or a participant in an employee benefit plan with a beneficial interest in a Contract.

1.5. The term "Shareholder-Initiated Transfer Purchase" means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of "dollar cost averaging" programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) one-time step-up in Contract value pursuant to a Contract death benefit; or (iv) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract.

1.6. The term "Shareholder-Initiated Transfer Redemption" means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or
(iv) as a result of payment of a death benefit from a Contract.

1.7.The term "written" includes electronic writings and facsimile transmissions.

                      SECTION 2 - SHAREHOLDER INFORMATION

2.1. Agreement to Provide Information. Intermediary agrees to provide the Trust, upon written request, the taxpayer identification number ("TIN"), the Individual/International Taxpayer Identification Number ("ITIN"), or other government-issued identifier ("GII") and the Contract owner number or participant account number associated with the Shareholder, if known, of any or all Shareholder(s) of the account, and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request.

   This section shall be read to require Intermediary to provide only that information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

   If the Trust wishes to request Intermediary to provide information in addition to that recited in this Section 2.1, it shall provide Intermediary with the details of that additionally requested information together with a suggested format for Intermediary's response.

   Requests from the Trust to Intermediary should include the Trust name and identification number, Intermediary's Trust Account number and method of response, and the address to which Intermediary must respond with the requested information.

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2.2. Period Covered by Request. Requests must set forth a specific period, not to exceed 180 days from the date of the request, for which transaction information is sought. The Trust may request transaction information older than 180 days from the date of the request as it deems necessary to investigate compliance with policies established by the Trust for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Trust.

2.3. Timing of Requests. Trust requests for Shareholder information shall be made no more frequently than quarterly except as the Trust deems necessary to investigate compliance with policies established by the Trust for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Trust.

2.4. Form and Timing of Response.

(a) Intermediary agrees to provide, promptly upon request of the Trust or its designee, the requested information specified in 2.1. If requested by the Trust or its designee, Intermediary agrees to use best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in 2.1 is itself a financial intermediary ("indirect intermediary") and, upon further request of the Trust or its designee, promptly either (i) provide (or arrange to have provided) the information set forth in 2.1 for those shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by the Trust. Intermediary additionally agrees to inform the Trust whether it plans to perform (i) or (ii).

(b) Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the Trust or its designee and the Intermediary; and

(c) To the extent practicable, the format for any transaction information provided to the Trust should be consistent with the NSCC Standardized Data Reporting Format provided, however, that the Trust shall not require the Intermediary to report to the Trust using the NSCC Standardized Data Reporting Service.

2.5. Limitations on Use of Information. The Trust agrees not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws.

                            SECTION 3 - PROCEDURES

3.1. Indemnification. The Trust agrees to indemnify and hold harmless Intermediary from any and all liability, claim, loss, demand, damages, costs and expenses (including reasonable attorney's fees) arising in connection with third party claim or action brought against Intermediary as a result of any unauthorized disclosure of a shareholder's taxpayer identification number provided to the Trust in response to a request for information pursuant to the terms of this Agreement.

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3.2. Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Trust to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Trust as having engaged in transactions of the Trust's Shares (directly or indirectly through the Intermediary's account) that violate policies established by the Trust for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Trust. Unless otherwise directed by the Trust, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through Intermediary. Instructions must be received by Intermediary at the following address, or such other address that Intermediary may communicate to Trust in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

   Minnesota Life Insurance Company
   400 Robert Street North
   St. Paul, Minnesota 55101
   Attention: Nancy R. Swanson
   Phone: 651-665-3556
   E-mail: nancy.swanson@securian.com

3.3. Form of Instructions. Instructions must include the TIN, ITIN, or GII and the specific individual Contract owner number or participant account number associated with the Shareholder, if known, and the specific restriction(s) to be executed, including how long the restriction(s) is(are) to remain in place. If the TIN, ITIN, GII or the specific individual Contract owner number or participant account number associated with the Shareholder is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates. Upon request of the Intermediary, Trust agrees to provide to the Intermediary, along with any written instructions to prohibit further purchases or exchanges of Shares by Shareholder, a copy of the Trust's publicly disclosed policies relating to eliminating or reducing any dilution of the value of the outstanding Shares issued by the Trust.

3.4. Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary.

3.5. Confirmation by Intermediary. Intermediary must provide written confirmation to the Trust that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

3.6. Force Majeure. Either party is excused from performance and shall not be liable for any delay in performance or non-performance, in whole or in part, caused by the occurrence of any event or contingency beyond the control of the parties including, but not limited to, work stoppages, fires, civil disobedience, riots, rebellions, natural disasters, acts of God, acts of war or terrorism, actions or decrees of governmental bodies, pandemic or epidemic disease, but excluding failure caused by a party's financial condition or negligence and similar occurrences. The party who has been so affected shall promptly give written notice to the other Party and shall use its best efforts to resume performance. Upon receipt of such notice, all obligations under this Agreement shall be immediately suspended for the duration of such Force Majeure Event.

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                   SECTION 4 - CONSTRUCTION AND COOPERATION

4.1. Construction of the Agreement; Trust Participation Agreements. The parties have entered into one or more Trust Participation Agreements between or among them for the purchase and redemption of shares of the Trust by the Accounts in connection with the Contracts. This Agreement supplements those Trust Participation Agreements. To the extent the terms of this Agreement conflict with the terms of a Trust Participation Agreement, the terms of this Agreement shall control. This Agreement shall be governed by and construed with the laws of the State of Minnesota.

4.2. Mutual Cooperation. The Trust and Intermediary agree to cooperate with one another in the development of abusive trading policies that take into consideration the legality of enforcing these limits with respect to certain Shareholders whose existing Contracts impose no or inconsistent trading limits. Trust and Intermediary also agree to cooperate with one another in the development of Intermediary's own market timing policies with respect to its contracts.

4.3. Dispute Resolution. The parties hereby mutually agree to use their best efforts to seek an amicable solution to any controversy or dispute regarding the subject matter hereof. Any unresolved controversy, claim or dispute shall be submitted to binding arbitration in accordance with the Commercial Rules of the American Arbitration Association and judgment upon any such award may be entered in any court having jurisdiction thereof. Arbitration shall be conducted by a single arbitrator who shall have the authority to grant any and all appropriate relief, including, but not limited to, granting injunctive relief or demanding specific performance. The arbitrator may make an initial determination of the location of the arbitration or whether proceedings may ensue based entirely upon documentary evidence. Unless otherwise mutually agreed in writing by the parties, said determination by the arbitrator shall become final and binding three (3) days after the arbitrator's ruling. Arbitration costs and expenses shall be borne equally by the parties. Each party hereby agrees to waive and suspend enforcement of any and all rights pursuant to this and all related agreements during the pendency of such arbitration proceedings.

                            SECTION 5 - TERMINATION

5.1. Termination. This Agreement will terminate upon the termination of the Trust Participation Agreements.

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IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first above written.

TRUST

  /s/ David M. Kuplic
----------------------------------
By:      David M. Kuplic
Title:   President
         Securian Funds Trust

INTERMEDIARY

  /s/ Bruce P. Shay
----------------------------------
By:      Bruce P. Shay
Title:   Executive Vice President
         Minnesota Life Insurance
         Company

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